JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 10, 2016

Allison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 419

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the Class R3/R4 shares of the JPMorgan SmartRetirement® Funds (each a “Fund” and collectively, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ registration statement.

PROSPECTUS COMMENTS

Fee table

1.	Comment: Please confirm that each Fund’s contractual fee waiver referred to in a footnote to the Annual Fund Operating Expenses table (the “Fee Waiver”) will have a term of at least one year. In addition, please, if applicable, disclose whether any recoupment is permitted under the Fee Waiver agreement.

Response: Each Fund hereby confirms that the expense limitation agreement will have a term of at least one year from the effective date of the registration statement. Each Fund also confirms that under the terms of the Fee Waiver agreement the Fund’s service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to, and in accordance with, such agreement.

What are the Funds’ main investment strategies?

2.	Comment: The prospectus states that futures may be used in connection with the Funds’ main investment strategies. Please confirm that the other derivatives listed in the prospectus (options and swaps) are not a main investment strategy.

Response: The use of options and swaps is not currently a main investment strategy. To the extent options and swaps become a main investment strategy, the Funds will revise the disclosure as they deem appropriate.

The Funds’ Past Performance

3.	Comment: The Funds disclosed the past performance for the Class R2 shares and the SEC staff notes that the performance of the Class R2 shares is based on Class A shares prior to the inception of the Class R2 shares. Please consider showing the past performance of only the Class A shares in the Funds’ next filing to be made pursuant to Rule 485(b) under the 1933 Act. Please also note in that filing how the returns of the Class R3 and R4 shares would compare to the Class A shares.

Response: Prior to the Class R3 and Class R4 shares having actual performance, consistent with Instruction 3 of Item 4(b)(2) of Form N-1A relating to the disclosure of performance for new classes, each Fund will disclose the performance of the Class A shares in its next filing to be made pursuant to Rule 485(b) under the 1933 Act and the disclosure in that filing will note how the returns of the Class R3 or Class R4 shares would have compared to the Class A shares. Please note that when the Class R3 and Class R4 share classes are no longer new classes and have actual performance, each Fund may disclose the performance of a different share class (adjusted to reflect the expenses of the Class R3 and R4 shares) prior to the inception of the Class R3 and R4 shares in accordance with Quest for Value Dual Purpose Fund, Inc., SEC No Action Letter (Pub. avail. Feb. 28, 1997).

Management

4.	Comment: Please confirm that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.

Response: We confirm that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.

What is the goal of the Fund? (JPMorgan SmartRetirement 2015 Fund)

5.	Comment: Please consider whether the JPMorgan SmartRetirement 2015 Fund’s investment objective should be changed to match the SmartRetirement Income Fund’s investment objective and whether the glide path should be removed.

Response: The JPMorgan SmartRetirement 2015 Fund respectfully submits that its investment objective is appropriate as currently drafted. In particular, the disclosure notes that the investment objective will “shift to current income and some capital appreciation as it approaches and passes the target retirement date.” The JPMorgan SmartRetirement 2015 Fund also notes that this disclosure is consistent with the SmartRetirement Income Fund’s investment objective (i.e., “current income and some capital appreciation”). While the JPMorgan SmartRetirement 2015 Fund has passed its target retirement date, it believes that the glide path should be retained as it can be useful for investors.

6.	Comment: The staff notes that the JPMorgan SmartReitrement 2015 Fund has passed its target retirement date and that its prospectus states that when its strategic target allocations are substantially the same as the JPMorgan SmartRetirement Income Fund, it may be merged into such fund. Please advise the staff at to whether the two funds will be merged.

Response: As stated in the prospectus, the decision to merge the two Funds is at the discretion of the Board of Trustees. To the extent the Board of Trustees decides to merge the two Funds, the relevant Fund will provide notice to shareholders.

More About the Funds – Strategic Target Allocations

7.	Comment: Page 71 of the prospectus lists the strategic target allocations for each Fund in tabular format. Please update the strategic target allocations of the SmartRetirement 2015 Fund to match those of the JPMorgan SmartRetirement Income Fund in the table as the JPMorgan SmartRetirement 2015 Fund has passed its target retirement date.

Response: The Fund will update the strategic target allocations in response to your comment.

Statement of Additional Information

8.	Comment: Please note that with respect to concentration, each Fund should look through any affiliated funds and, to the extent that a Fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentrations.

Response: Each Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of a Fund to concentrate its assets in any particular industry. Each Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. It is not clear how, even if one wanted to assign industry classifications to investment companies based on their underlying holdings, one would accomplish that with any reasonable degree of confidence. Each Fund, like any other shareholder of an investment company in which it invests, is not in a position to obtain current information about the portfolio holdings of that investment company. To the extent that a Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment. In addition, each Fund notes that its policy on concentration, which is fundamental, specifically states that it “does not apply to investments in other registered investment companies in the same ‘group of investment companies’ as that term is defined in Section 12(d)(1)(G) of the 1940 Act.” Therefore, the Funds do not believe they can change this policy without first obtaining shareholder approval.

In connection with your review of the Post-Effective Amendments No. 419 filed by the Trust on March 3, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis

Carmine Lekstutis

Assistant Secretary

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